                                                                    EXHIBIT 12.1

                               MALLINCKRODT INC.

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                ($ IN MILLIONS)

                               THREE MONTHS
                                   ENDED            YEAR ENDED JUNE 30,
                               SEPTEMBER 30, ----------------------------------
                                   1997       1997   1996   1995   1994   1993
                               ------------- ------ ------ ------ ------ ------
Earnings (loss) from
 continuing operations........    ($381.4)   $185.7 $153.7 $136.7 $ 79.2 $ 60.4
Add (deduct) provision
 (benefit) for income taxes...        9.9     102.3   90.0   81.9   46.3   41.3
                                  -------    ------ ------ ------ ------ ------
Earnings (loss) from
 continuing operations before
 income taxes.................     (371.5)    288.0  243.7  218.6  125.5  101.7
Add (deduct):
  Portion of rents ( 1/3)
   considered to be
   representative of interest
   factors in the leases......        1.7       7.4    7.9    7.8    6.6    5.9
  Net interest expense........       18.4      48.1   51.3   45.1   34.6   32.0
  Depreciation of capitalized
   interest...................        0.2       0.8    0.8    0.8    0.5    0.4
  Amortization of debt
   discount and expenses......        0.2       0.5    0.5    0.4    0.3    0.2
  Equity in income of
   nonconsolidated
   subsidiaries less
   dividends..................        0.0       0.0    0.0    0.0    0.0    0.0
  Share of interest charges of
   50 percent-owned joint
   venture....................        0.0       0.0    0.0    0.0    0.0    0.0
                                  -------    ------ ------ ------ ------ ------
Earnings from continuing
 operations available for
 fixed charges................    ($351.0)   $344.8 $304.2 $272.7 $167.5 $140.2
                                  =======    ====== ====== ====== ====== ======
Fixed charges:
  Gross interest expense......     $ 18.4    $ 48.8 $ 52.9 $ 46.4 $ 38.4 $ 36.0
  Portion of rents ( 1/3)
   considered to be
   representative of interest
   factors in the leases......        1.7       7.4    7.9    7.8    6.6    5.9
  Amortization of debt
   discount and expenses......        0.2       0.5    0.5    0.4    0.3    0.2
  Share of interest charges of
   50 percent-owned joint
   venture....................        0.0       0.0    0.0    0.0    0.0    0.0
                                  -------    ------ ------ ------ ------ ------
Total fixed charges...........     $ 20.3    $ 56.7 $ 61.3 $ 54.6 $ 45.3 $ 42.1
                                  =======    ====== ====== ====== ====== ======
Ratio of earnings from
 continuing operations to
 fixed charges................      [1]         6.1    5.0    5.0    3.7    3.3
                                  =======    ====== ====== ====== ====== ======
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[1] Earnings were inadequate to cover fixed charges for the three months ended
    September 30, 1997, primarily due to acquisition charges recorded during the quarter. The coverage deficiency was approximately $371 million.